UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended June 30, 2005


                                       OR


             [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-24040


            A. Full title of the plan and the address of the plan, if
                           different from that of the
                               issuer named below:


                      Penn Federal Savings Bank 401(k) Plan


            B. Name of issuer of the securities held pursuant to the
                           plan and the address of its
                           principal executive office:

                        PennFed Financial Services, Inc.

                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

                        Financial Statements and Exhibits
                        ---------------------------------


(a)  Financial   Statements  for  the  Years  Ended  June  30,  2005  and  2004,
Supplemental Schedule as of June 30, 2005, and Reports of Independent Registered Public Accounting Firms.

The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(b) Exhibits
(23) Consents of Independent Registered Public Accounting Firm (following financial statements).

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                                Table of Contents

                                                                                           Page
Report of Independent Registered Public Accounting Firm                                      1

Report of Independent Registered Public Accounting Firm                                      2

Statements of Net Assets Available for Benefits - June 30, 2005 and 2004                     3

Statement of Changes in Net Assets Available for Benefits - Year ended June 30, 2005         4

Notes to Financial Statements                                                              5-8

Supplemental Schedule

Schedule of Assets (Held at End of Year) - June 30, 2005                                     9

Exhibit Index                                                                               10

             Report of Independent Registered Public Accounting Firm

Penn Federal Savings Bank
  401(k) Plan Trustees:

We have audited the accompanying statement of net assets available for benefits of the Penn Federal Savings Bank 401(k) Plan (the Plan) as of June 30, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Federal Savings Bank 401(k) Plan as of June 30, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

As dicussed further in note 7 of the financial statements, the Penn Federal Savings Bank 401(k) Plan was merged with the PennFed Financial Services, Inc. Employee Stock Ownership Plan effective July 1, 2005.

/s/ KPMG LLP

December 21,2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statement of net assets available for benefits of the Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


December 14, 2004

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                             June 30, 2005 and 2004

                                                          2005           2004
                                                      -----------    -----------
Assets:
   Investments, at fair value                         $ 7,533,690    $ 6,929,745
   Participant loans receivable                            93,246         25,884
                                                      -----------    -----------
             Total investments                          7,626,936      6,955,629
                                                      -----------    -----------
Receivables:
   Employer receivables                                   641,003             --
   Employee receivables                                    43,340             --
                                                      -----------    -----------
                                                          684,343             --
                                                      -----------    -----------
             Net assets available for benefits        $ 8,311,279    $ 6,955,629
                                                      ===========    ===========

See accompanying notes to financial statements.

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

            Statement of Changes in Net Assets Available for Benefits

                            Year ended June 30, 2005

Additions:
   Employer's contributions                                          $   641,003
   Participants' contributions                                           550,843
                                                                     -----------
               Total contributions                                     1,191,846

   Interest income                                                         1,846
   Investment income                                                     224,756
   Net appreciation in fair value of investments                         158,561
                                                                     -----------
               Total additions                                         1,577,009
Deductions:
   Payment to participants                                               221,359
                                                                     -----------
               Increase in net assets                                  1,355,650

Net assets available for benefits, beginning of year                   6,955,629
                                                                     -----------
Net assets available for benefits, end of year                       $ 8,311,279
                                                                     ===========

See accompanying notes to financial statements.

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                          Notes to Financial Statements

                             June 30, 2005 and 2004

(1)   Plan Description

      The following description of the Penn Federal Savings Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (a)   General

            The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1 or July 1, immediately after obtaining age 21 and completing 1,000 hours of service at Penn Federal Savings Bank (the
            Bank).

      (b)   Contributions

            (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. (PennFed). This contribution amount is limited by the Internal Revenue Code (the Code) on a pretax basis to $14,000 and $13,000 in 2005 and 2004, respectively. In addition, certain eligible participants can make "catch-up" contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $18,000 or $16,000 for 2005 and 2004, respectively.

            (b) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's matching contributions is 20% per year of service and 100% vesting after 5 years.

            (c) The Plan was amended July 1, 2004 to provide for a Safe Harbor Nonelective contribution of 6% of compensation as defined in the Plan. The amount of the contribution for the plan year ended June 30, 2005 was $641,003. Participants are always 100% vested in the Safe Harbor Nonelective contributions.

      (c)   Participant Loans

            Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits. Principal and interest is paid ratably through payroll deductions.

      (d)   Participant Accounts

            Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant contribution, the Bank's matching contributions and the Safe Harbor Nonelective contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which participant is entitled is the benefit that can be provided from participant's vested account.


                                       5                             (Continued)

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                          Notes to Financial Statements

                             June 30, 2005 and 2004

      (e)   Benefit Payments

            Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death.

            During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.

      (b)   Use of Estimates

            In preparing plan financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles.

      (c)   Risks and Uncertainties

            Actual results could differ from those estimates. The Plan utilizes various investment instruments including the common stock of PennFed Financial Services, Inc. and mutual funds. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      (d)   Investment Valuation and Income Recognition

            Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Fundamental Growth Fund and Ready Asset Trust Fund were managed by Merrill Lynch (ML) and held by Frontier Trust Company. Investments in mutual funds consisting of the MFS Emerging Growth Fund and Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company (MFS). Investments in mutual funds and investments in PennFed common stock are valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.


                                       6                             (Continued)

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                          Notes to Financial Statements

                             June 30, 2005 and 2004

            Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2005 or 2004. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

      (e)   Administrative Expenses

            The Bank has elected to pay certain administrative expenses on behalf of the Plan.

      (f)   Forfeitures

            At June 30, 2005 and 2004, forfeited nonvested accounts totaled $5,340 and $11,146, respectively. These accounts were used to reduce employer contributions.

(3)   Investments

      The Plan's investments are held in a trust fund. The values of individual investments that represent 5% or more of the total Plan's assets at June 30, 2005 and 2004 are as follows:

                                                         2005           2004
                                                     ------------   ------------
      Investments at fair value as determined
        by quoted market price:
          ML Basic Value Fund                        $ 1,501,985    $ 1,494,556
          ML Global Allocation Fund                    1,625,763      1,379,616
          PennFed Financial Services, Inc. Stock         925,919        830,840
          ML Fundamental Growth Fund                     815,587        743,585
          ML Ready Asset Trust Fund                      726,914        702,861
          ML Capital Fund                                661,177        630,880
          ML Corporate Intermediate Bond Fund            616,764        560,787
          MFS Emerging Growth Fund                       442,241        411,091

      During the year ended June 30, 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $158,561 as follows:

      Investments at fair value as determined by quoted market price:
        Mutual funds                                                     $  140,998
        Common stock                                                         17,563
                                                                         ----------
                 Net appreciation in investments                         $  158,561
                                                                         ==========


                                       7                             (Continued)

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                          Notes to Financial Statements

                             June 30, 2005 and 2004

(4)   Related Parties

      Employees of the Bank, who may also be participants of the Plan, perform certain administrative functions on behalf of the Plan. No such employee receives compensation from the Plan. At June 30, 2005 and 2004, the Plan held 54,853 and 50,020 shares, respectively, of common stock of PennFed Financial Services Inc., the parent of Penn Federal Savings Bank, with cost basis of $638,962 and $565,263, respectively. During the year ended June 30, 2005, the Plan recorded dividend income of $11,209 from these shares. In October 2004, PennFed declared a 2-for-1 split in the form of a 100% stock dividend, paid to the shareholders on October 29, 2004. The dividend was paid from authorized but unissued shares of common stock of PennFed and the par value of the stock was not affected by the split.

(5)   Plan Termination

      Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, all participants automatically become fully vested in their accounts, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

(6)   Tax Status

      The Internal Revenue Service issued its latest opinion letter dated January 29, 2004 to BISYS Retirement Services, the sponsor of the prototype document, which states that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from federal income taxes. The Company has not received a determination letter issued directly to the Plan.

(7)   Subsequent Event

      Effective July 1, 2005, the Plan was merged with the PennFed Financial Services, Inc. Employee Stock Ownership Plan.

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                    Schedule of Assets (Held at End of Year)

                                  June 30, 2005

                                                                   Number of      Current
                          Description                                units         value
--------------------------------------------------------------    -----------   ------------
      Registered investment companies:
         Merrill Lynch Basic Value Fund                               48,404    $ 1,501,985
         Merrill Lynch Global Allocation Fund                         97,468      1,625,762
         Merrill Lynch Fundamental Growth Fund                        47,445        815,587
         Merrill Lynch Ready Asset Trust Fund                        726,914        726,914
         Merrill Lynch Capital Fund                                   24,912        661,177
         Merrill Lynch Corporate Intermediate Bond Fund               51,226        616,764
         MFS Emerging Growth Fund                                     14,098        442,241
         MFS Massachusetts Investors Trust Fund                       12,620        216,682
         CMA Money Fund                                                  659            659
                                                                                -----------
                     Total registered investment companies                        6,607,771
      Common stock:
         * PennFed Financial Services, Inc. Stock                     54,853        925,919

      Participant loans with interest rates of 6.00% to 9.00%                        93,246
                                                                                -----------
                     Total investments                                          $ 7,626,936
                                                                                ===========

* Party-in-interest as defined by ERISA.

Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying independent registered public accounting firm's report.

                                  Exhibit Index


Regulation                                                          Reference to
   S-K                                                              Prior Filing
 Exhibit                                                             or Exhibit
 Number                              Document                          Number
--------------------------------------------------------------------------------
    23            Consents of independent registered public
                    accounting firm and counsel
                      (a)   Consent of KPMG LLP                         23.1
                      (b)   Consent of Deloitte & Touche LLP            23.2

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Penn Federal Savings Bank 401(k) Plan
                                           -------------------------------------
                                           (Name of Plan)


                                           /s/ Joseph L. LaMonica
                                           ----------------------
                                           Joseph L. LaMonica
                                           Trustee

                                           Date: December 23, 2005


                                           /s/ Jeffrey J. Carfora
                                           ----------------------
                                           Jeffrey J. Carfora
                                           Trustee

                                           Date: December 23, 2005


                                           /s/ Laura Beckmeyer
                                           -------------------
                                           Laura Beckmeyer
                                           Trustee

                                           Date: December 23, 2005